Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

March 24, 2014

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2013

Filed October 28, 2013

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (“the Company”) received your letter dated March 20, 2014 by fax on March 20, 2014. The Company submits the following response to your letter. For your ease of reference, we have included your original comment below and have provided our response after the comment.

Form 10-K for the fiscal year ended August 31, 2013

Consolidated Statements of Cash Flows, page 47

1.	We have read your response to prior comment two of our letter dated February 19, 2014. Based on the information you provided, it appears that the error related to the misclassification of documentary letters of credit is quantitatively material to your cash flows from operating and financing activities for the three months ended November 30, 2012, the six months ended February 28, 2013 and the nine months ended May 31, 2013. Please amend your Form 10-Q for the quarter ended November 30, 2013 to reclassify and properly reflect the changes in the documentary letters of credit balance in the statement of cash flows for the three months ended November 30, 2012. In addition, please ensure that you revise your statement of cash flows for the six months ended February 28, 2013 and the nine months ended May 31, 2013 when you include these statements in your future fiscal year 2014 Form 10-Qs.

Response: The Company acknowledges the Staff’s comment. After receiving clarification from the Staff on this comment, the Company will correct the classification, and provide related explanatory disclosure, of the changes in the balance of documentary letters of credit in its statements of cash flows for the six months ended February 28, 2013 in its Form 10-Q for the quarter ended February 28, 2014 and for the nine months ended May 31, 2013 in its Form 10-Q for the quarter ended May 31, 2014, both of which the Company plans to file timely.

Mr. John Cash

March 24, 2014

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Adam R. Hickey at (972) 308-4317 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Paul K. Kirkpatrick, Vice President, General Counsel and Corporate Secretary

Adam R. Hickey, Vice President and Controller

Audit Committee of Board of Directors

Beth Flaming, Sidley Austin LLP

Gwen Mitchell, Deloitte & Touche LLP